UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                  SCHEDULE 13D

                                   ----------


             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 and 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. )*

                         Royal Olympic Cruise Lines Inc.
                                (NAME OF ISSUER)

                     Common Stock, Par Value $.01 Per Share
                         (TITLE OF CLASS OF SECURITIES)

                                    214 417 7
                                 (SEDOL NUMBER)

                               Janet L. Dowe, Esq.
                           Dowe, Capetanakis & Preite
                           67 Wall Street, Suite 2001
                            New York, New York 10005
                                 (212) 825-1400
              (NAME, ADDRESS, TELEPHONE NUMBER OF PERSON AUTHORIZED
                      TO RECEIVE NOTICES AND COMMUNICATION)


                               September 16, 1999
             (Date of Event Which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the Acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss. ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box: /_/

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

     The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would later disclosure provided in a prior cover page.

     The information required on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

SEDOL NO. 214 417 7                Schedule 13D                     Page 2 of 11


1.   NAME OF  REPORTING  PERSON,  S.S.  OR  I.R.S.  IDENTIFICATION  NO. OF ABOVE
     PERSON: Little Wing, L.P., 13-3778596

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

     (a)  /X/
     (b)  /_/

3.   SEC USE ONLY

4.   SOURCE OF FUNDS: WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): / /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION:                              Delaware

7.   SOLE VOTING POWER:                                                 0 shares

8.   SHARED VOTING POWER:                                       1,121,000 shares

9.   SOLE DISPOSITIVE POWER:                                            0 shares

10.  SHARED DISPOSITIVE POWER:                                  1,121,000 shares

11.  AGGREGATE AMOUNT  BENEFICIALLY
     OWNED BY EACH REPORTING  PERSON:                           1,121,000 shares

12.  CHECK BOX IF THE AGGREGATE AMOUNT
     IN ROW (11) EXCLUDES CERTAIN SHARES:                                    /_/

13.  PERCENT OF CLASS REPRESENTED BY
     AMOUNT IN ROW (11):                                                   8.00%

14.  TYPE OF REPORTING PERSON:                                                PN


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SEDOL NO. 214 417 7                Schedule 13D                     Page 3 of 11


1.   NAME OF  REPORTING  PERSON,  S.S.  OR  I.R.S.  IDENTIFICATION  NO. OF ABOVE
     PERSON:  Little Wing Too, L.P., 06-1520333

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

     (a)  /X/
     (b)  /_/

3.   SEC USE ONLY

4.   SOURCE OF FUNDS: WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): / /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

7.   SOLE VOTING POWER:                                            0 shares

8.   SHARED VOTING POWER:                                    480,200 shares

9.   SOLE DISPOSITIVE POWER:                                       0 shares

10.  SHARED DISPOSITIVE POWER:                               480,200 shares

11.  AGGREGATE  AMOUNT  BENEFICIALLY
     OWNED BY EACH  REPORTING  PERSON:                       480,200 shares

12.  CHECK BOX IF THE AGGREGATE AMOUNT
     IN ROW (11) EXCLUDES CERTAIN SHARES:                               /_/

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):              2.92%

14.  TYPE OF REPORTING PERSON:                                           PN

SEDOL NO. 214 417 7                Schedule 13D                     Page 4 of 11


1.   NAME OF  REPORTING  PERSON,  S.S.  OR  I.R.S.  IDENTIFICATION  NO. OF ABOVE
     PERSON: Quilcap Corp., 13-3780878

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

     (a)  /X/
     (b)  /_/

3.   SEC USE ONLY

4.   SOURCE OF FUNDS: WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): / /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

7.   SOLE VOTING POWER:                                            0 shares

8.   SHARED VOTING POWER:                                  1,529,200 shares

9.   SOLE DISPOSITIVE POWER:                                       0 shares

10.  SHARED DISPOSITIVE POWER:                             1,529,200 shares

11.  AGGREGATE AMOUNT  BENEFICIALLY
     OWNED BY EACH REPORTING  PERSON:                      1,529,200 shares

12.  CHECK BOX IF THE AGGREGATE AMOUNT
     IN ROW (11) EXCLUDES CERTAIN SHARES:                               /_/

13.  PERCENT OF CLASS REPRESENTED BY
     AMOUNT IN ROW (11):                                             10.92%

14.  TYPE OF REPORTING PERSON:                                           CO

SEDOL NO. 214 417 7                Schedule 13D                     Page 5 of 11


1.   NAME OF  REPORTING  PERSON,  S.S.  OR  I.R.S.  IDENTIFICATION  NO. OF ABOVE
     PERSON: Trade Winds Fund Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

     (a)  /X/
     (b)  /_/

3.   SEC USE ONLY

4.   SOURCE OF FUNDS: WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): / /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION: British Virgin Islands

7.   SOLE VOTING POWER:                                            0 shares

8.   SHARED VOTING POWER:                                    747,000 shares

9.   SOLE DISPOSITIVE POWER:                                       0 shares

10.  SHARED DISPOSITIVE POWER:                               747,000 shares

11.  AGGREGATE  AMOUNT  BENEFICIALLY
     OWNED BY EACH  REPORTING  PERSON:                        747,000shares

12.  CHECK BOX IF THE AGGREGATE AMOUNT
     IN ROW (11) EXCLUDES CERTAIN SHARES:                               /_/

13.  PERCENT OF CLASS REPRESENTED BY
     AMOUNT IN ROW (11):                                              5.34%

14.  TYPE OF REPORTING PERSON:                                           CO

SEDOL NO. 214 417 7                Schedule 13D                     Page 6 of 11


1.   NAME OF  REPORTING  PERSON,  S.S.  OR  I.R.S.  IDENTIFICATION  NO. OF ABOVE
     PERSON: Quilcap International Corp., 13-3868725

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

     (a)  /X/
     (b)  /_/

3.   SEC USE ONLY

4.   SOURCE OF FUNDS: WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): / /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

7.   SOLE VOTING POWER:                                                 0 shares

8.   SHARED VOTING POWER:                                         747,000 shares

9.   SOLE DISPOSITIVE POWER:                                            0 shares

10.  SHARED DISPOSITIVE POWER:                                    747,000 shares

11.  AGGREGATE AMOUNT BENEFICIALLY
     OWNED BY EACH REPORTING PERSON:                              747,000 shares

12.  CHECK BOX IF THE AGGREGATE AMOUNT
     IN ROW (11) EXCLUDES CERTAIN SHARES:                                    /_/

13.  PERCENT OF CLASS REPRESENTED BY
     AMOUNT IN ROW (11):                                                   5.34%

14.  TYPE OF REPORTING PERSON:                                                CO

SEDOL NO. 214 417 7                Schedule 13D                     Page 7 of 11


1.   NAME OF  REPORTING  PERSON,  S.S.  OR  I.R.S.  IDENTIFICATION  NO. OF ABOVE
     PERSON: Parker Quillen, SS # ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

     (a)  /X/
     (b)  /_/

3.   SEC USE ONLY

4.   SOURCE OF FUNDS: WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): / /

6.   CITIZENSHIP OR PLACE OF ORGANIZATION: United States

7.   SOLE VOTING POWER:                                                 0 shares

8.   SHARED VOTING POWER:                                       2,276,200 shares

9.   SOLE DISPOSITIVE POWER:                                            0 shares

10.  SHARED DISPOSITIVE POWER:                                  2,276,200 shares

11.  AGGREGATE AMOUNT BENEFICIALLY
     OWNED BY EACH REPORTING PERSON:                            2,276,200 shares

12.  CHECK BOX IF THE AGGREGATE AMOUNT
     IN ROW (11) EXCLUDES CERTAIN SHARES:                                    /_/

13.  PERCENT OF CLASS REPRESENTED BY
     AMOUNT IN ROW (11):                                                  16.26%

14.  TYPE OF REPORTING PERSON:                                                IN

SEDOL NO. 214 417 7                Schedule 13D                     Page 8 of 11


ITEM 1. SECURITY AND ISSUER

     The title of the class of equity security to which this statement relates is the common stock, par value $.01 per share ("Common Stock"), of Royal Olympic Cruise Lines, Inc., a foreign corporation (the "Issuer"), whose principal executive offices are located at 87 Akti Miaouli, 185 83 Piraeus, Greece.

ITEM 2. IDENTITY AND BACKGROUND

          (a) The filing of this Schedule 13D is made by (i) Little Wing, L.P. ("Little Wing"), a Delaware limited partnership; (ii) Little Wing Too, L.P. ("Little Wing Too"), a Delaware limited partnership; (iii) Quilcap Corp. ("Quilcap Corp."), a Delaware corporation which is the General Partner of Little Wing and Little Wing Too, respectively; (iv) Trade Winds Fund Ltd. ("Trade Winds") a British Virgin Islands corporation which has entered into a contract to receive investment management services from Quilcap International Corp.; (v) Quilcap International Corp. ("Quilcap International") which is the investment manager for Trade Winds and (vi)
     Parker Quillen ("Quillen"), the President of Quilcap Corp. and Quilcap International.

          (b) The address of Little Wing is c/o Quilcap Corp., 375 Park Avenue, Suite 1404, New York, New York 10152. Little Wing Too, Trade Winds, Quilcap International and Quillen all share the same address with Little Wing and Quilcap Corp.

          (c) (i) The principal business of each of Little Wing and Little Wing Too is that of a private investment entity engaging in the purchase and sale of securities; (ii) the principal business of Quilcap is serving as General Partner of Little Wing; (iii) the principal business of Trade Winds is that of a private investment entity engaging in the purchase and sale of securities; (iv) the principal business of Quilcap International is serving as Investment Manager for various entities, including Trade Winds; and (v) the principal business of Quillen is serving as the President of Quilcap and International.

          (d) None of the persons referred to in subparagraph (a) above has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of the persons referred to in subparagraph (a) above has, during the last five (5) years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or, prohibiting or mandating activities subject to, Federal or State securities laws

SEDOL NO. 214 417 7                Schedule 13D                     Page 9 of 11



     or finding any violation with respect to such laws.

          (f) Mr. Quillen is a United States citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The shares of Common stock acquired by Little Wing, Little Wing Too, and Trade Winds, respectively, were in each case purchased with their working capital in open market transactions.

ITEM 4. PURPOSE OF THE TRANSACTION

          Little Wing, Little Wing Too and TradeWinds (the "Reporting Entities") initially acquired the shares of Common Stock in the Issuer for investment purposes only. However, on September 15, 1999, those entities decided to engage in actions designed to (1) influence the Issuer's Board of Directors and to encourage the Board of Directors to effect changes in the management and operations of the Issuer, including proposing specific management changes and the avoidance of conflicts of interests arising from related party transactions and (2) propose and promote to such Directors possible strategic transactions or other actions designed to reduce or eliminate losses and/or increase shareholder value. The Reporting Entities may take any of the foregoing actions by themselves or in conjunction with other of the Issuer's shareholders. Except as stated herein, the Reporting Entities have not decided on any single or specific course or plan of action; however, the Reporting Entities reserve the right to take such actions as they deem desirable to protect or enhance the value of their investments in the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

          (a) As of September 24, 1999, Little Wing beneficially owned 1,121,000 shares of Common Stock constituting approximately 8.00% of the shares outstanding based on the Issuer's Proxy Voting List dated September 8, 1999.

          Little Wing engaged in the following transactions in the Issuer's Common Stock during the 60 days prior to the September 24, 1999 date of this Report:

     August 1, 1999 . . . .  Purchased 520,345 shares at $1.53 per share
     August 9, 1999 . . . .  Purchased 6,500 shares at $2.00 per share
     August 10, 1999 . . . . Purchased 4,500 shares at $2.00 per share
     August 11, 1999 . . . . Purchased 15,200 shares at $1.95 per share
     August 11, 1999 . . . . Purchased 4,800 shares at $1.95 per share

SEDOL NO. 214 417 7                Schedule 13D                    Page 10 of 11

          (b) As of September 24, 1999, Little Wing Too beneficially owned 408,200 shares of Common Stock constituting approximately 2.92% of the shares outstanding based on the Issuer's Proxy Voting List dated September 8, 1999.

          Little Wing Too engaged in the following transactions in the Issuer's Common Stock during the 60 days prior to the September 24, 1999 date of this Report:

     August 1, 1999 . . . . . . . . Purchased 127,315 shares at $1.53 per share
     August 9, 1999 . . . . . . . . Purchased 1,500 shares at $2.00 per share
     August 10, 1999 . . . . . . . .Purchased 2,000 shares at $2.00 per share
     August 11, 1999 . . . . . . . .Purchased 5,300 shares at $1.95 per share
     August 11, 1999 . . . . . . . .Purchased 4,700 shares at $1.95 per share

          (c) As of September 24, 1999, Trade Winds beneficially owned 747,000 shares of Common Stock constituting approximately 5.34% of the shares outstanding based on the Issuer's Proxy Voting List dated September 8, 1999.

          Trade Winds engaged in the following transactions in the Issuer's Common Stock during the 60 days prior to the September 24, 1999 date of this Report:

     August 1, 1999 . . . . . .  . .Purchased 178,440 shares at $1.53 per share
     August 9, 1999 . . . . . .  . .Purchased 2,000 shares at $2.00 per share
     August 10, 1999 . . . . . . . .Purchased 3,500 shares at $2.00 per share
     August 11, 1999 . . . . . . . .Purchased 10,500 shares at $1.95 per share
     August 11, 1999 . . . . . . . .Purchased 8,000 shares at $1.95 per share

          (d) Little Wing and Little Wing Too each have the power to vote and dispose of their respective Common Shares, which power may be exercised by Quillen, as President of Quilcap Corp., the general partner to both entities. Trade Winds has the power to vote and dispose of the Common Shares owned by it, which power may be exercised by Quillen, as President of Quilcap International, the investment manager to Trade Winds.

ITEM 6.  CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO THE SECURITIES OF THE ISSUER

         Not Applicable.

SEDOL NO. 214 417 7                Schedule 13D                    Page 11 of 11


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          Not applicable.


                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 24, 1999

LITTLE WING, L.P.                           LITTLE WING TOO, L.P.
By: Quilcap Corp., General Partner          By: Quilcap Corp., General Partner

By: /s/ Parker Quillen                      By: /s/ Parker Quillen
    -------------------------------             -------------------------------
    Parker Quillen, President                   Parker Quillen, President


QUILCAP CORP.                               TRADE WINDS FUND LTD.
                                            By: Quilcap International Corp.

By: /s/ Parker Quillen                      By: /s/ Parker Quillen
    -------------------------------             -------------------------------
    Parker Quillen, President                   Parker Quillen, President


QUILCAP INTERNATIONAL CORP.

By: /s/ Parker Quillen                        : /s/ Parker Quillen
    -------------------------------             -------------------------------
    Parker Quillen, President                   PARKER QUILLEN